Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Explanatory note: The following is a transcript of a pre-recorded call discussing the proposed business combination between Lionheart III and SMX. The recording was completed on August 2, 2022. The recording of the call will be made available on or after August 8, 2022 via an audio link on each company’s website.

Lionheart III / SMX – Business Combination Call Script

Speakers:

Ophir Sternberg – Lionheart III Chairman and CEO

Haggai Alon – SMX CEO and Founder

Eric Dusansky – Inflection Partners, Investor Relations

PRESENTATION

Eric Dusansky- Inflection Partners

Good morning to everyone and thank you for participating in today’s conference call to discuss the Lionheart III and SMX business Combination.

Joining us today are Lionheart III’s Chairman and CEO, Ophir Sternberg, SMX’s CEO and Founder, Haggai Alon, and myself Eric Dusansky of Inflection Partners.

The company has made available a presentation for listeners to download from the recently released press release, it can also be found on both companies’ websites. Today’s call is pre-recorded and will not include a Q&A session.

Before we go further, I would like to read the company’s Safe Harbor Statement within the meaning of the Private Securities Litigation Reform Act of 1995 that provides important cautions regarding forward-looking statements.

Eric Dusansky – Inflection Partners

Please be aware that some of the comments made during this call may include forward-looking statements within the meaning of the federal securities laws. Statements about Lionheart’s and SMX’s beliefs and expectations containing words such as may, will, could, believe, expect, anticipate and similar expressions constitute forward-looking statements. These statements involve risks and uncertainties, which could cause actual results to differ from the forward-looking statements. While Lionheart and SMX believe that its expectations are based upon reasonable assumptions, numerous factors may affect actual results and may cause results to differ materially, so Lionheart and SMX encourage you to review the Safe Harbor statements contained in the joint press release issued by Lionheart and SMX on July 26, 2022 and the risk factors in Lionheart’s filings with the Securities and Exchange Commission, included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 14, 2022 and the proxy statement to be filed relating to the proposed business combination, which identify specific risk factors that also may cause actual results or events to differ materially from those described in our forward-looking statements. Lionheart and SMX do not undertake to publicly update or revise any forward-looking statements after this conference call.

Now, I would like to turn the call over to the Chairman and CEO of Lionheart III, Ophir Sternberg

Ophir Sternberg – Chairman and CEO Lionheart III

Thank you, Eric and good morning to everyone.

As mentioned, I’m the Chairman and CEO of Lionheart III and bring to the transaction nearly three decades of investment experience as the Founder and CEO of Lionheart Capital. Lionheart is a diversified investment firm focused on building shareholder value in high-growth companies. It is a pleasure to join you on this call and share with you our team’s excitement about the definitive agreement we have entered into with SMX.

Lionheart is honored to welcome SMX to our portfolio of diverse and exciting business endeavors. We recognize the vast business potential, contribution and value that SMX can bring to businesses across various industries and to the global community.    We are very pleased with our choice of SMX and believe we have negotiated a transaction that will bring an exciting Start Up Nation company to the US public markets and our shareholders. Backed and created by the Israeli intelligence and security community, SMX technology enables brands to enter or expand their operations into a circular economy and further global sustainability goals while enabling companies and brands to be leaders in their fields. We are excited to be part of SMX’s commercial blueprint and development.”

Before I walk through the terms and details of the transaction, I’d like to turn the call over to Haggai Alon, SMX’s CEO and Founder, who will walk you through the SMX business model. Haggai, over to you.

Haggai Alon – SMX CEO And Founder

Thank you very much, Ophir, and hello everyone.

I am the Founder and CEO of SMX and we are thrilled to join Lionheart in our entry into the US public market.

Together with Lionheart we will create a premiere ESG company and a sustainable technology leader to transform global supply chains into a more intelligent ecosystems.

Our Vision

Our goal is to be the global standard & best practice for recording & connecting physical goods with a digital twin on the blockchain. This, in order to to unlock the way global businesses will operate tomorrow, by enabling a real-world circular economy. We can help make the transition to a circular economy positive, productive and profitable for all participants along the value chain SMX is innovating the way that global brands can operate their production line, from raw material to reuse/recycled materials to end-to-end traceability and marking technology. By giving materials a memory and tangibility linkage between allparts of the material and supply chain, SMX enables multiple use and reuse of every single material, where nothing gets wasted and most of the raw and virgin material can be used again.

For various reasons, from client demand and regulation to global supply chain complexities there is a need to have a transition from a linear to a more circular model of production. This change has two folds: the responsible use of global resources and utilizing waste as the valuable resource to humankind. SMX wants to introduce the opportunity and the potential for businesses to utilize their own waste as a new stream of income.

We believe sustainability is a natural outcome of enabling the circular economy.

SMX Technology

The SMX technology, has the ability to mark and track from virgin, to product, to waste.

We are essentially doing two things: 1) giving material memory and 2) creating the system within. We believe the global brands have within them the power, strength, and the desire to make it all happen.

The SMX technology platform has three key benefits to brands and companies:

•	Use a transparent, measurable, tangible technology that can more accurately identify the origin of the material, the composition, number one.

•

Number, two be better positioned to create a leading industry standard in the age where carbon neutrality and ethics are key abilities to meet new government regulations and standards. relating to carbon neutrality, ethics and the ability to meet new government regulations and standards.

•	And number three, adopt a transparent value chain among the different stakeholders to create better compliance approach.

SMX Origin story

There are moments the ground shifts beneath our feet. Suddenly, the entire global landscape changes, and business can no longer operate in the way it did before. Today, we are experiencing exactly this kind of change. The world is demanding a greater transparency, efficiency and resilience – this is a call to do things better; a challenge loaded with so much exciting possibility.

That is why SMX decided to find a new way to unlock knowledge – to help to counter the lack of transparency and create a system where bad actors have nowhere to hide. With ‘argumented materials,’ materials with memory you can know the granular detail of a material – its provenance, its purity, its integrity. That way, transparency can be built-in, and industry can gain the intelligence it needs to work in smarter and more productive ways—linking parts of the value chain and enabling use, reuse and reuse again to realize the potential of materials.

It’s a system designed for the 21st century economy. A system that is highly innovative and can empower businesses to build the real-world circular economy. A system that can help change the way we operate from the inside out. This is a system within.

The SMX technology has three fundamentals – a marking system, a reading system, the blockchain system, and all of these three create the SMX platform. As an example, for plastic, some of the things that we can provide is the ability to distinguish between food and non-food applications, to demonstrate the amount of recycled content, to identify the type of the polymer, and to give the name of the brand owner at material level.

Security Matters offers an innovative technology that can invisibly mark and store multiple stages of data at a molecular level, in solids, liquids or gas.

The code is created by a combination of molecules detected by an innovative energy band.

The marker is embedded in or on materials and products can be read in real time via easy-to-use portable hand-held scanners that connects directly to the and is protected by a blockchain ledger. SMX is an alternative to mass balance & paper auditing. Industries are currently in a transitional period where we see they are moving from human auditing and paper auditing to technological digital based auditing and standard. And SMX is here to enable & provide businesses with its innovative solution.

SMX Key 4 benefits

Multiple-stages and multiple-loops traceability

Enhanced data flow and circularity

Existing knowledge gathering potential

Multiple application possibilities

The use of this technological creates a catalyst for sustainability

Ophir, I’ll turn it back over to you to conclude our call. Thank you very, very much.

Ophir Sternberg – Chairman and CEO Lionheart III

Thank you Haggai.

As you all heard, SMX has built and developed innovative technology, which we believe will become the new industry standard. Now I will walk through the details of the transaction.

Please turn to page ten for the transaction overview.

Lionheart III has agreed to acquire SMX at an implied pre-money equity valuation of $200 million. We currently anticipate the transaction to close in Q4 of 2022. Pro Forma ownership at closing of the transaction will be as follows: 1) existing SMX shareholders 55.5% 2) current Lionheart III shareholders (ticker LION) 34.7% and LION sponsor 9.8%, assuming no redemptions.

Once the business combination has been completed, the combined company will be renamed SMX Public Limited Company and it be listed on NASDAQ with an updated ticker of SMX. Haggai Alon and his team will continue to run the business of the combined company.

In closing, I want to reiterate just how enthusiastic we are to enter into a business combination with SMX. Haggai’s team has developed a technology which can truly launch the circular economy into the 21st century. I am confident in the growth opportunities in front of us and look forward to what this company will be able to accomplish as it enters its next new phase of growth. Thank you for joining us on the call.

This transcript is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between SMX and Lionheart III and related transactions and for no other purpose.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to:

Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This transcript is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This transcript is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This transcript includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement to be filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.